David C. Adams
david.adams@bullivant.com

April 5, 2007

Via Federal Express

Jay Mumford
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549-6010

Re:	Solar Power, Inc.
Registration Statement on Form SB-2
Filed January 17, 2007
File No. 333-140023

Dear Mr. Mumford:

As you are aware, we represent Solar Power, Inc., a California corporation and formerly a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company. We received the Securities and Exchange Commission’s letter of March 8, 2007 in connection with the Company’s filling of a Pre-Effective Amendment No. 1 to Form SB-2. This letter is being provided as a supplemental response to our initial response letter of March 5, 2007 (“Response Letter”) to the Securities and Exchange Commission’s letter of February 14, 2007 (the “Comment Letter”) and provides additional responses to address the Staff’s comments and concerns relating to the Commission’s examination of Form SB-2 (the “Form SB-2”) filed by the Company. For ease of reference, the responses in this letter will correspond to the Commission’s initial Comment Letter.

In connection with the additional or supplemental responses below, the Company is concurrently filing a Pre-Effective Amendment No. 2 to the Form SB-2 (the “Second Amendment”) today to include the year end audited financial statements. Therefore, the pages referenced in the responses below correspond to the page numbers in the Second Amendment.

Selling Security Holders, page 48

34.    Please identify the individuals with beneficial ownership of the shares held by the entities described in this table.

RESPONSE: Most of the entities have no affiliation with the SPI or its affiliates, and we do not have readily available information with respect to beneficial ownership of the various hedge funds. The Company can, however, affirmatively state that to the best of its knowledge, and that of its officers and directors, no affiliate (or former affiliate) has any beneficial ownership of any entity except as disclosed below and previously disclosed in the Form SB-2:

Jay Mumford
April 5, 2007

•	Liberty Associates is owned 100% by Robert Freiheit.

•
Pamplona, Inc. is a corporation (“Pamplona”). The board of directors consists of Howard Landa and Terrell Smith. Messrs. Smith and Landa are also the controlling shareholders of Pamplona. In addition, the Company’s CEO, Stephen Kircher, owns approximately 5% of Pamplona but does not sit on the board and does not have any dispositive control over the SPI shares held by Pamplona.

We believe that it may be impracticable to obtain more detailed information with respect to other entities, particularly since there is no contractual obligation to require such disclosure. Nevertheless, we corresponded with each investor and requested that they indicate whether any person or entity has control, written or otherwise, of the sales transfer, disposition, voting or any other aspect of the shares listed in the SB-2 other than the person or entity identified as the shareholder, and noted that they should include any past, present or future arrangements. Although we have not received all responses currently, those who have responded have indicated that the owners listed are those who control, either directly or through boards of directors or management members of Limited Liability Companies. We have also added further footnote disclosure with respect to the Walker Smith Funds and to Lake Street Fund on page 62 of the Second Amendment.

Financial Statements, page F-l

40.    Please update the financial statements, as necessary, to comply with Item 310(g) of Regulation S-B.

RESPONSE: We note the comment and have updated the financial statements as of December 31, 2006, as necessary to comply with Item 310(g) of Regulation S-B, in the Second Amendment filed concurrently herewith.

Exhibits 23.1. 23.2 and 23.3

73.    Please ensure that the consents from each of the independent accountants are properly updated in any amendment.

RESPONSE: We note the comment and have obtained consents from each independent accountant as required to properly update the Second Amendment.

Jay Mumford
April 5, 2007

In connection with the Form SB-2, enclosed please find 3 courtesy copies of the following documents filed with the Securities and Exchange Commission on April 3, 2007.

A.   Supplemental Response Letters dated March 5 and April 3, 2007

B.   Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2 (“Second Amendment”); and

C.   Redline showing changes between Form SB-2 filed with the SEC on January 17, 2007 and the Second Amendment.

Please fax all correspondence relating to this matter to David C. Adams at (916) 930-2501. In addition, for any questions and further discussions relating to this matter please contact me at (916) 930-2511.
Very truly yours,

/s/ David C. Adams
David C. Adams

DCA:jb
cc: Stephen Kircher

ACKNOWLEDGEMENT

Solar Power, Inc., (the “Registrant”), hereby acknowledges the following:

1.   The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2.   The Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3.   The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: April 5, 2007	SOLAR POWER, INC.

/s/ Alan M. Lefko
Alan M. Lefko
Vice President of Finance and Secretary